Exhibit 12.1

SunGard Capital Corp.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013		2014

Fixed charges
Interest expense	$72	$68	$217		$205
Amortization of debt issuance costs and debt discount	6	4	30		14
Portion of rental expense representative of interest	5	5	15		15
Undeclared preferred stock dividend of SunGard Capital Corp. II before income taxes (at effective rate)	65	86	203		169

Total fixed charges	$148	$163	$465		$403

Earnings
Income (loss) from continuing operations before income taxes	$29	$22	$(13)		$(397)

Fixed charges per above	148	163	465		403

Total earnings	$177	$185	$452		$6

Ratio of earnings to fixed charges	1.2	1.1		*		*

*	Earnings for the nine month periods ended September 30, 2013 and 2014 were inadequate to cover fixed charges by $13 million and $397 million, respectively.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013		2014

Fixed charges
Interest expense	$72	$68	$217		$205
Amortization of debt issuance costs and debt discount	6	4	30		14
Portion of rental expense representative of interest	5	5	15		15

Total fixed charges	$83	$77	$262		$234

Earnings
Income (loss) from continuing operations before income taxes	$29	$22	$(13)		$(397)

Fixed charges per above	83	77	262		234

Total earnings	$112	$99	$249		$(163)

Ratio of earnings to fixed charges	1.3	1.3		*	*

*	Earnings for the nine month periods ended September 30, 2013 and 2014 were inadequate to cover fixed charges by $13 million and $397 million, respectively.